

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 18, 2010

Mr. Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

>   **Re:** **Anadarko Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 23, 2010**
>   **File No. 1-08968**

Dear Mr. Gwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Items 1 and 2. Business Properties

1. We note that you have defined your geographic areas as the United States and International for purposes of disclosing your proved reserves. Please clarify how you have determined that grouping your reserves located in Algeria, China and Ghana meets the disclosure requirements of Item 1201(a) of Regulation S-K, which states that the lowest level at which reserves can be grouped is by continent.

Proved Reserves, page 8

2.   We note that you have grouped your proved reserves related to oil, condensate and NGLs for purposes of disclosing your proved reserves. Revise to separately present these three products or explain to us why you have determined that grouping these different products meets the disclosure requirements of Item 1202(d)(4) of Regulation S-K.

Proved Undeveloped Reserves, page 8

3.   We note that you have disclosed your beginning and ending PUD amounts and discussed the amount of PUDs that have been converted to proved developed reserves during the year. Please tell us the consideration you gave to disclosing the reasons for the material increases to your PUD that occurred during the year, either here or under Management's Discussion and Analysis.

4.   Your disclosure states that approximately 54% of your PUDs booked prior to 2005 are in Algeria and are being developed according to an Algerian government approved plan. Please submit to us support for your statement that the PUDs are being developed according to this plan. In addition, please demonstrate that this governmental plan has a targeted production-initiation date of late 2011 for the El Merk development project located on Block 208.

5.   We note your disclosure that the Salt Creek EOR phased-developed program in the Rockies is not scheduled for completion until 2015. Please explain how you determined that the PUDs associated with this program qualify as proved reserves considering the length of time required to develop the reserves. We note that some of these have been classified as PUDs for over 5 years.

Evaluation and Review, page 9

6.   Your disclosure states that the procedures and methods of over 80% of your estimates of proved reserves and future net cash flows, as of December 31, 2009, were reviewed by Miller and Lents, Ltd. Please explain to us how a review is distinguished from a reserve audit as defined in 1202(a)(9) of Regulation S-K.

7.   While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Address the portion of your reserves that was analyzed by your

third party engineer. Tell us the data items that were necessary for the estimates, but were accepted by your third party engineer without further confirmation.

8.   It does not appear that you have provided disclosure with regard to delivery commitments pursuant to Item 1207 of Regulation S-K. Please confirm, if true, that you do not have delivery commitments that require disclosure.

Sales Volumes, Prices and Production Costs, page 10

9.   Revise the table to present the field level information required by Item 1204(a) of Regulation S-K.

Properties and Leases, page 13

10.   It does not appear that you have disclosed the minimum remaining terms of leases and concessions related to any of the acreage that you have disclosed. Please tell us the amount of developed and undeveloped acres that you have as of December 31, 2009 related to leases that will expire in 2010 and how you considered the need to disclose such information.

Regulatory Matters, Environmental and Additional Factors Affecting Business, page 15

11.   Item 101(c)(xii) of Regulation S-K calls for you to provide "appropriate disclosure" regarding the material effects of complying with Federal, State and local provisions regarding environmental matters. You direct the reader to your Risk Factors and Liquidity sections. However, in neither of those sections do you provide a detailed description of the current applicable regulations on these matters. Please revise to specifically provide that information and sufficient information for the reader to be able ascertain the extent to which you may "adversely affected" by current or proposed regulations.

Item 3. Legal Proceedings

Tronox Proceedings, page 27

12.   We note your disclosure in connection with the Tronox proceedings which states that the United States (referred to as "plaintiff") filed a motion against you, Kerr-McGee and Tronox relating to environmental cleanup obligations allegedly owed to the plaintiff by Tronox. Your disclosure further states that the plaintiff seeks an unspecified amount of compensatory damages and that the proceedings are at a very early stage. Therefore, it does not appear that you have recorded a liability related to an estimated loss from these environmental remediation obligations. If this is correct, please clarify how you have evaluated FASB ASC Topic 410-30-

25-7 through 13 when determining that you were not able to estimate a liability for this potential obligation. As part of your response, please explain the extent and types of hazardous substances at the site, the range of technologies that can be used for remediation and the number and financial condition of the other potentially responsible parties and the extent of their responsibility for the remediation. Please explain whether you have been identified as a potentially responsible party for the site.

13.   It does not appear that you have provided any specific disclosure about the Tronox proceedings in the notes to your financial statements. Please tell us how you evaluated the need to provide the disclosures required by FASB ASC Topic 410-30-50 in relation to these proceedings.

Exhibit 99

14.   The report should address all ten items listed under Item 1202(a)(8) of Regulation S-K. Please revise or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director